

SCRAP FILM
2021 Report

Dear investors,

Our last year was incredible! After securing our full maximum target budget on Wefunder we jumped into production of the film, shooting in July/August 2021. With an efficient post-production workflow, we achieved picture lock after just one month and completed post-production in just six months! As of February 2022, we are submitting the film to prestigious film festivals to secure our world premiere, and then will be working with a sales agent to pursue a favorable distribution deal.

We need your help!

Our next step as we build towards the World Premiere will be the PR and Marketing stage -- getting the word out about the film! If investors have any experience or work in media and would be able to help get us press or publicity surrounding the project, we'd love to hear more about it, and are open to all ideas and suggestions. We can be reached as always at scrapthefilm@gmail.com. We appreciate our investors' support!

Sincerely,

Rachel Stander Jones

Member

Vivian Kerr

Director / Writer

Rachel Stander

Producer

Our Mission

We intend for the film to be completed and have enjoyed a successful run at major festivals such as Sundance, Tribeca, and South by Southwest, have sold to a major indie film distributor for first-run theatrical release, and ultimately have sold to a streaming platform such as Netflix, Amazon, or Hulu, with our investors earning profits from all distribution channels.

See our full profile

















How did we do this year?

Report Card

A+

The Good

- We completed production of the film 100% on schedule and under budget.
- We did not suffer any Covid-related shutdowns or emergencies.
- We attracted name talent to the film, which will help us secure distribution.

The Bad

- We had a small Covid-related delay, but were able to adjust our shooting schedule around it.
- We shot the entire feature in 20 days, which was very fast! In hindsight, a little more breathing room might have been nice.
- Our Locations were a bit more expensive than anticipated, but we felt it was worth it to shoot some of Los Angeles's iconic places!

2021 At a Glance

January 1 to December 31

$2,700
Revenue

-$326,763
Net Loss

IOU!

$0
Short Term Debt

$450,000
Raised in 2021

$73,184
Cash on Hand
As of 02/19/22

We ❤ Our 338 Investors

Thank You For Believing In Us

Greg Roensch
Shanin' Smith
Dave Dever
Kevin Brown
Ann Karazeris
Jill Powell
Luis Gabriel Cabrera Mora
Jack Powers
Stuart Gustafson
Timothy James
Joe Yoes
Gary Small
Debra Farber
Mary Kate Schroeter
Eduard Abramov
Paul Regalia
Richard Gutierrez
Elias Savada
Joakim Rondin
Nana Dooreck
Timothy P Kysela
Sherry Cochran
Daniel Alvarez-Malo
Samantha Seddon
Kim Leftwich
Jean Guerrier
Elois FULLER
Jamie Cha
Ellen Kemper
Ford Fischer
Arrio Amirgholi
Biren Gandhi
Gail Cash Hill
Robert O'Connor
Wayne Cullen
Kyle Rogers
Jesse Card
Robert Brandon Sokol
Alan Jacobson
Alicia McCalla
TaShauna Horton
Killian Hemmy
Alok Upadhyaya
Cody Heisinger
Buck Bell
Brandon Caldwell
David Getoff
Byron Spurling
Douglas G Mancosky
Shantel Johnson
Quang Ho
Luis Sotolongo
Douglas Cherry
Jeffrey Henson
Natasha Chisdes
BENJAMIN MOORE
Wei Chen
Samuel Oppong
Eric White
Ty Sharpe
Johnson Hor
Joseph Held
Mark Samuels
Soroya Pognon
Kevin Soto
Steven Clark
Jacob Severn
Michael Bacon
Thomas Kiefer
April Byrd
Clifton McMillan Jr.
Lev Agranovich
Timothy Devanney
Zuzana Micak-Rehm
Philip DeSantis
Dylan Melcher
Emmanuel Okosisi
Charles L Young Jr
Alexander Clarence McInt...
Christopher Sernel
Justin Jaehnig
William Dorn
David Cole
Jeffrey Holst
Brett Holt
Sanjay Ramchandani
Jason Haxton
Christoph Schiller
Timothy Gale
Ahmad Sharif Kayum
Caleb Pratt
Nicole Peplinski
Ivan Felipe Rico
Oliver James Damian
Simon Santiago Soriano
Ensor Point LLC
Matt Edgar
Kevin Rivera
Mel DuPont
Charles William Lewis II
Alfredo Alvarez
Mario Johnson
Kevin Meoak
Kevin Rivers
Antoine Tardif
Carl Cornwell
Frank Palazzolo
Killian Hemmy
David M Crenshaw
Juan Andreu
Jon Pendergrass
Ievgen Bondariev
Cherilyn Olguin
Luis Cruz
Patrick O'Brien Boling
Gerry Cardinal III
Julie Gauze
Joseph Lizyness
Kalley Powell
Meredith Schindehette
Steve Land
'Imran Razak
Roman Dzadzic
Scott Travis
Randy Mckinnish
Don Brunker
Mary Ann Averitt-Estes
James Gambucci
Gregory Lellis
Kannan Govindasamy
Wayne Zbytovsky
Lynne Cooper
Javier Manzano

Casey Mazzoletti	Gerald H. O'Connell	Andree Robinson-Neal	Glenn Payne	Shanmugam Mukundan	David Stahlman	Nina Rossetti
Mashour Yousef	William McGuire	Matthieu Jacquier	Angel Colon	Cameron Jones	In Mean	Katherine Tattersall
Petr Olmer	Tamara Skeeter	Jillian Ivey Sidoti	Antoinette Capasso-Back...	Felicia R Ingram	Brian Franklin	Iran E Spradley
Devika Pathak	Jeffrey Jerome Hogan	Steven Winston	Amanda Kelso	Mohammed Khonizi	Stephen Pinkett Jr	Jaylon Calhoun
Sagar Loke	Jerome HAYES	Tara Butler	Tawanda Jongwe	Adam Bhakrani	Aaron Freed	Jason Corteguera
Oliver Ray Reed	Eric Thorne	Jonathan Cherwa	Tiffany Y Brown	Lawrence Duke	Alfonso Diaz	Ankush Grover
Mark Bazil	Toni Butcher	Johnathon Marshall Taylor	Marjonjer, LLC	Frederic Villain	Christopher Duhamel	Susan Sly
Ryan Triplett	Stephen William WALLS	Maulin Patel	Jonathan Cherwa	Lois Fox	Marion Kerr	David H. Lawrence XVII
Heleya De Barros	Tobin Baker	Catherine Armington	Samuel Duncan	Zeke Robianes	Brendan Williams	Jill Getto Lee
Mary Driscoll	Yue Kong Lau	Brian James Crewe	Lesley Schroeter	Tyler Strother	William Corry	Eric Kochmer
Sherwood Neiss	Melinda Bennett	Joseph Anthony Puccio	Rebecca Urciuolo	Brian Thomson	Jason DeVinney	Arnold Rudnick
Stan Pawlik	George Alexander Lofgren	Catherine Butler	Wassim Hassan Subratty	Dontae Rayford	Ann Sullivan	John Alexander
Jason Best	Michael Brady	Ryan Fortier	Lorene Evans	Anita Chappel	Jason Missakian	Mary Rowell
Ryan Almy	Michael Piech	Robert J Sottile	Eric Hart	Paul Anthony Bopp	Prakash CHAVDA	Ernest Iseminger
Jesus Noland	Paul Osborne	Julia Manis	Andrew Nobbay	Bharat Kumar Kondapalli	Charles J Turck	Erin Rose Widner
Easwara Illuri	Harsha Tamatam	Gedaly Guberek	Craig Throne	Assami Valian	Furkan Saatcioglu	Michael C BAZAREWSKY
Christopher McFarland	Jeremy Ryan Seppi	Sanjeev Munjal	ED AND MICHELLE WILEY	Ryan R Partridge	Kathy Yoon Lee	Kara Svonavec
Mark Bolt	Scott Burchfield	Todd Weinstein	Randall Adkison	Perri Gillon	Stanley Earl Battle	Joseph Veys
Carolyn Rauch	Ken Kraften	Vijayakumar Aluru	Etienne Jacques	Charles Hardesty	Julio Jose Mora	Qin Sun
Daniel Gautreau	Jason Theodore Hilling	Susan Ballew	Jonathan Hughes	Keith Moore	Gary Simmons	Alexandria Jones
Peter Isakoff	Robert Bel Bruno	N. Rashad Jones	Balzli Dodard	Daniel Sutter Melzer	Raphaelle Tamura	Caleb Benadum
Chris Gaunt	Renan Joseph Rodriguez	Michelle McKinney	John Kaye	Taurus Smith	Kelly A MITCHELL	Bhavesh Chauhan
Rajiv Dembla	Henry Saniuk	Gregory Coleman	Nirmal Patel	Gautam CHAUDHARY	Tania Mora	Yolanda Ward-Jones
Christopher Hoel	DOTTY HUDSON	Constance Panton	Tom Rolinger	Cynthia Brinkman	Gianluca Gera	Cassie Kammerer
Lorene Davidson	Mirela Xhota	Hamilton Magtibay	Jenna Macari	William Johnson, IV	Victor L Logan Jr	Susan Durso
Xaymara Valentin	Anastasia N Pleasant	Maheshwaran Sadasivam	Anthony Tiroletto	Darrell Keeling	Sergio Medina II	Henry Wyatt MOORE
Teresa Roxanne Burns	Loretha Pennix	Stephanie Hunsaker	Joe Koenig	John R Schroeder	Ivan Hurtado	Scott A Kessler
Tareq Melfi Alrowaili	Chambria Dalhouse	Nicholas Bode	Brian Augenstein	John Sandoval	Phil Fogliani	Napoleon Velasquez
Niki Alexander	Mike Irvine	Carlos Camacho	Richard Leonarz	Kia Tishayn Harrell	Andrew Lee Rutherford	Oliver Andazola
Susan Ballew	Kathy Yoon Lee					

Thank You!

From the SCRAP Film Team



Vivian Kerr
Director / Writer



Rachel Stander
Producer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rachel Stander Jones	Producer @ Self-employed	2020
Vivian Kerr	Actor/Writer @ Self-employed	2020

Officers

OFFICER	TITLE	JOINED
Rachel Stander Jones	CEO	2020
Vivian Kerr	CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Rachel Stander Jones	Membership Interests	50.0%
Vivian Kerr	Membership Interests	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2021	$450,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and streaming/OTT is clear, technology shifts may complicate or delay distribution.

Though we shall do our due diligence in hiring processes to ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own.

With the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

Filmmaking is a collaborative art form, requiring smooth coordination of multiple parties. Unforeseen forces, such as inclement weather, acts of God and misfortune can delay or otherwise interfere with production.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊙;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Scrap Film LLC

- California Limited Liability Company
- Organized August 2020
- 2 employees

655 N. Lucerne Blvd #12
Los Angeles CA 90004

http://scrapthefilm.com/

Business Description

Refer to the SCRAP Film profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SCRAP Film is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.